

05044381

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2004 AND ENDING May 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston (City) Texas (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Todd (281) 893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chambers & Associates
(Name – *if individual, state last, first, middle name*)

1830 S. Kirkwood, Suite 103, Houston, Texas 77077
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Church Finance, Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF TEXAS
PEGGY E. YOUNG
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
MARCH 16, 2009

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Special Request** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: SECURITY CHURCH FINANCE, INC. [0013]

SEC File Number: 8- 13578 [0014]

Address of Principal Place of Business: 14615 BENFER ROAD [0020]

HOUSTON TX 77069 [0021] [0022] [0023]

Firm ID: 11224 [0015]

For Period Beginning 06/01/2004 [0024] And Ending 05/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Joe Todd [0030] Phone: (281) 893-1390 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	18,824 [0200]		18,824 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	29,489 [0355]	118,124 [0600]	147,613 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	152,294 [0424]		
E. **Spot commodities**	[0430]		152,294 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted**			

securities

[0170]

B. Other securities

[0180]

8. Memberships in exchanges:

A. Owned, at market

[0190]

B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	27,276 [0680]	27,276 [0920]
11. Other assets	167,644 [0535]	40,315 [0735]	207,959 [0930]
12. **TOTAL ASSETS**	368,251 [0540]	185,715 [0740]	553,966 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	179,869 [1155]	12,250 [1355]	192,119 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity**			

	subordination (15c3-1(d)) of [1010]			
D.	**Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E.	***Accounts and other borrowings not qualified for net capital purposes***	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	179,869 [1230]	12,250 [1450]	192,119 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
A.	**Preferred stock**	100,000 [1791]
B.	**Common stock**	20,000 [1792]
C.	**Additional paid-in capital**	2,500 [1793]
D.	**Retained earnings**	289,347 [1794]
E.	**Total**	411,847 [1795]
F.	**Less capital stock in treasury**	-50,000 [1796]
24.	**TOTAL OWNERSHIP EQUITY**	361,847 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	553,966 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
05/01/2005 [3932]	05/31/2005 [3933]	1 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
b.	**Commissions on listed option transactions**		[3938]
c.	**All other securities commissions**	1,692,121	[3939]
d.	**Total securities commissions**	1,692,121	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services	177,335	[3975]
8.	Other revenue	5,917	[3995]
9.	Total revenue	1,875,373	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	350,075	[4120]
11.	Other employee compensation and benefits	359,426	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses	27,958	[4195]
15.	Other expenses	1,240,331	[4100]
16.	Total expenses	1,977,790	[4200]

NET INCOME

-102,417

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-36,388 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-66,029 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-3,418 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 361,847 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 361,847 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 361,847 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 185,715 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — -185,715 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 176,132 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**
     1. **Exempted securities** — [3735]
     2. **Debt securities** — [3733]

3. **Options** [3730]

4. **Other securities** 3,422 [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

0 [3736] -3,422 [3740]

10. Net Capital 172,710 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	11,991 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	11,991 [3760]
14. Excess net capital (line 10 less 13)	160,719 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	154,723 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 179,869 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

0 [3820] 0 [3830]

19. Total aggregate indebtedness 179,869 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	104 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			427,532 [4240]
	A.	**Net income (loss)**		-66,029 [4250]
	B.	**Additions (includes non-conforming capital of**	[4262])	344 [4260]
	C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)			361,847 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	**Increases**	[4310]
	B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

CHAMBERS
& ASSOCIATES
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2005 and 2004, and have issued our report thereon dated July 7, 2005. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by generally accepted auditing standards. The purpose of our assessment was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the internal control structure taken as a whole.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Church Finance, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11). As of May 31, 2005, Security Church Finance, Inc. was operating under the (K) (2) (i) exemption of SEC Rule 15c3-3. Our assessment indicated that the conditions of the exemption were being complied with as of May 31, 2005, and no facts came to our attention, which indicated that the exemption had not been complied with during the year ended May 31, 2005.

The management of Security Church Finance, Inc. is responsible for establishing and maintaining an internal control structure. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements.

Because of the inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purposes described would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of Security Church Finance, Inc. taken as a whole. However, our assessment disclosed no condition that we believe to be a material weakness.

1830 S. Kirkwood Suite 103 Houston, Texas 77077 832-327-0910

This report is intended for the use of the Board of Directors, management, others within the organization, and the Securities and Exchange Commission.



Certified Public Accountants

July 7, 2005

CHAMBERS
& ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the financial statements of Security Church Finance, Inc. for the years ended May 31, 2005 and 2004 in accordance with generally accepted auditing standards, and have issued our report thereon dated July 7, 2005. We also have audited the Computations of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities subordinated to Claims of General Creditors for the year ended May 31, 2005 included in the Focus Report. As of May 31, 2005, Security Church Finance, Inc. was operating in accordance with the (K) (2) (i) exemption of SEC Rule 15c3-3, and was exempt from the Reserve Requirements pursuant to Rule 15c3-3. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Computation of Aggregate Indebtedness and Net Capital, and the Statement of Changes in Liabilities Subordinated to Claims of General Creditors are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the schedules referred to above present fairly, in all material respects, the computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission, and the Statement of Changes in Liabilities Subordinated to claims of General Creditors for the year ended May 31, 2005.



Certified Public Accountants

July 7, 2005

1830 S. Kirkwood Suite 103 Houston, Texas 77077 832-327-0910